EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Mr. Yin Zhaojun tendered his resignation as a Non-executive Director of the Company and a member of the Risk Management and Consumer Rights Protection Committee on 15 January 2021. The resignation took effect on the same day.

Mr. Yin Zhaojun has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Yin Zhaojun for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 January 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie